Exhibit 2.1

EXECUTION COPY

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of September 4, 2026, is entered into by and among SUNation Energy, Inc., a Delaware corporation (“Parent”), SUNation Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Suniva, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of June 5, 2026 (the “Merger Agreement”); and

WHEREAS, pursuant to Section 7.07 of the Merger Agreement, the Merger Agreement may be amended by the parties thereto by an instrument in writing signed on behalf of each of the parties thereto; and

WHEREAS, the parties hereto desire to amend the Merger Agreement on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Defined Terms. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Merger Agreement.

Section 2. Amendments to the Merger Agreement.

(a) Amendment to Parent Charter Amendment Filing. The proviso at the end of Section 1.05(c) is hereby amended and restated in its entirety to read as follows:

“provided, however, that, if the Parent Charter Amendment is approved at the Parent Stockholders Meeting, at or immediately prior to the Effective Time, Parent shall file the Parent Charter Amendment.”

(b) Amendment to Treatment of Warrants. Section 2.02(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Company Warrants. At the Effective Time, each outstanding Warrant that has not been exercised prior to the Effective Time will, unless such Warrant is designated on the Allocation Statement as a “Rollover Warrant,” be cancelled automatically as of the Effective Time, and thereafter each holder of such Warrant (each, a “Warrantholder”) will be entitled to receive, upon delivery of such duly executed and completed agreement or instrument with respect to the cancellation of the Warrant as the Company in its discretion may require (each, a “Warrant Cancellation Agreement”) an amount equal to the Closing Per Warrant Consideration for each Warrant that is exercisable in accordance with the Allocation Statement and as provided in Section 2.03. The amounts described in the preceding sentence shall be deemed to have been paid in full satisfaction of all rights pertaining to such Warrants. Each outstanding Warrant that is designated on the Allocation Statement as a “Rollover Warrant” shall, at the Effective Time, be converted into a warrant (or other derivative security, as applicable) of Parent on substantially the same terms and conditions as were applicable to such Warrant immediately prior to the Effective Time, except that such Rollover Warrant shall relate to shares of Parent Common Stock determined based on the Exchange Ratio, as set forth on the Allocation Statement (each, a “Replacement Warrant”). No fractional shares of Parent Common Stock shall be subject to any Replacement Warrant, and in lieu thereof, the holder of such Replacement Warrant shall receive cash in accordance with Section 2.01(f).”

(c) Amendment to Definition of Parent Equity Value. The definition of “Parent Equity Value” in Article VIII is hereby amended and restated in its entirety to read as follows:

“Parent Equity Value” means the sum of (a) $14,719,624 plus (b) the Debt Conversion Amount plus (c) the net proceeds of the Parent financing(s) after the date of the Merger Agreement and at or prior to the Closing Date.”

(d) Amendment to Definition of “Requisite Parent Vote.” The definition of “Requisite Parent Vote” in Section 4.03(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“the need to obtain the minimum number of affirmative votes required to approve each of the Parent Stockholder Matters under applicable Law and the applicable listing standards of the Nasdaq Stock Market (which, for the avoidance of doubt, may be different levels depending on the applicable Parent Stockholder Matter) (the “Requisite Parent Vote”)”

(e) Amendment to Directors’ and Officers’ Indemnification and Insurance. Section 5.10(b) is hereby amended and restated in its entirety to read as follows:

“(b) Insurance. Parent shall, at the expense of the Surviving Corporation, obtain as of the Effective Time directors and officers “tail” insurance policies (“D&O Tail Policy”) with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Parties, with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Corporation be required to expend an aggregate premium for such coverage over the term of the policy in excess of $650,000 (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, Parent will obtain the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium. In regard to any retention amount payable on a covered claim under the D&O Tail Policy, the Surviving Corporation shall maintain the escrow account of Parent, whether now in existence or which shall be opened for this purpose by Parent prior to the Closing of the Merger (the “Escrow Account”) containing the D&O Tail Policy “retention” amount of not less than $500,000 (“Escrowed Funds”), which Escrow Account shall be transferred or assigned by Parent at or immediately following the Closing of the Merger to the Surviving Corporation. The Surviving Corporation shall maintain and not terminate or dissolve the Escrow Account or reduce the Escrowed Funds in the Escrow Account at any time below the retention amount necessary thereunder during the duration of the required D&O Tail Policy for the purposes of ensuring the D&O Tail Policy retention amount is available in full in the event of any applicable claim thereunder. In the event that at the expiration of such D&O Tail Policy any such Escrowed Funds are not utilized, then the Escrow Account may be terminated, and any remaining Escrowed Funds shall thereafter be retained or utilized in the discretion of the Surviving Corporation.”

(f) Amendment to Parent Indebtedness. Section 5.21 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Section 5.21 Parent Indebtedness. Prior to the Effective Time, Parent shall use reasonable best efforts to repay or convert into Parent Common Stock (in its sole discretion and on terms reasonably acceptable to Parent, and as permissible in accordance with applicable Laws) an amount up to $2,608,303. In no event shall Parent incur any additional indebtedness with Affiliates or other related parties following the date hereof, without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned). In connection with the conversion of Converted Debt into Parent Common Stock, which conversion terms shall be put to a vote of the Parent stockholders (the “Parent Indebtedness Vote”) (among other proposals related to the Merger), should the necessary vote to approve the conversion of the Converted Debt not be obtained at the Parent Stockholders Meeting, then the Converted Debt holders of Parent shall be paid by the Company in cash and/or stock, in the Converted Debt holders’ discretion, within ten (10) calendar days following the Closing of the Merger in an amount equal to the aggregate balance of such remaining Converted Debt. To the extent any indebtedness (principal plus accrued and unpaid interest as of the Closing Date) (i) set forth on Schedule 5.21 of the Parent Disclosure Letter, excluding any Converted Debt, and (ii) any unpaid and outstanding indebtedness on Parent’s secured revolving line of credit agreement with MBB Energy, LLC, the Company shall pay such indebtedness in cash at Closing.

(g) Other Amendments to Definitions in Merger Agreement.

(i)	The following new definitions are added to Section 8.01 of the Merger Agreement in the appropriate alphabetical order:

““D&O Tail Policy” has the meaning set forth in Section 5.10(b).”

““Escrow Account” has the meaning set forth in Section 5.10(b).”

““Escrowed Funds” has the meaning set forth in Section 5.10(b).”

““Replacement Warrant” has the meaning set forth Section 2.02(a).”

““Rollover Warrant” has the meaning set forth Section 2.02(a).”

(ii)	The following definitions shall replace in their entirety the existing definitions in Section 8.01 of the Merger Agreement

●	“Converted Debt” means not greater than $2,608,303 of the dollar amount of Debt set forth in Section 5.21 of the Parent Disclosure Letter, which shall be converted into Parent Common Stock as described therein from time to time after the date hereof but prior to filing of the Form S-4.”

●	“Debt Conversion Shares” means the quotient, rounded down to the nearest whole number, of (a) the Converted Debt divided by (b) $2.26.”

●	“Parent Target Net Cash” means negative two million five hundred thousand dollars ($(2,500,000)); provided, in the event that Parent consummates an equity financing prior to the Closing in an aggregate net amount of $2,100,000 or greater, then the Parent Target Net Cash number will be increased accordingly on a dollar for dollar basis for any amount raised above $2,100,000; provided further, that Parent Target Net Cash shall not increase above a negative net cash in the amount of one million five hundred thousand dollars ($1,500,000).

(iii)	The definition of “Warrants” in Section 8.01 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

““Warrants” means warrants to purchase shares of Company Common Stock and other derivative securities convertible into or exchangeable for shares of Company Common Stock, including convertible notes, in each case that are outstanding immediately prior to the Effective Time.”

(iv)	The definition of “Parent Stock Issuance” in Section 8.01 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

““Parent Stock Issuance” means the issuance of shares of Parent Common Stock and other Parent securities to be issued in the Merger, including without limitation warrants, convertible notes and other securities issued to Company lenders in connection with the exchange of their Company securities, in connection with the Merger on the terms and conditions set forth in this Agreement.”

(v)	The definition of “Parent Stockholder Matters” in Section 8.01 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

““Parent Stockholder Matters” means the Parent Stock Issuance, the Parent Charter Amendment (if applicable), the Reverse Stock Split (if applicable), the Parent Stock Plan Pool Increase, the Parent Indebtedness Vote, the Second Lien Approval, the Adjournment Proposal, and such other matters as Parent and the Company may mutually and reasonably agree. The Parent Stockholder Matters may be submitted in such number of discrete voting items in the Form S-4 as Parent and Company may decide, subject to applicable Laws, including any SEC rules related to the bundling of voting items.”

(vi)	The following definition of “Second Lien Approval” is hereby added to Section 8.01 of the Merger Agreement as follows:

““Second Lien Approval” shall mean the Stockholder Approval (as defined in that certain Second Lien Credit and Guaranty Agreement, by and between Suniva, Inc., certain of its subsidiaries, HBC Financing Partners Blocker LLC, as administrative agent and collateral agent (in such capacity, the “Second Lien Agent”), and certain lenders party thereto (the “Second Lien Lenders”).”

(h) Amendment to Conditions to Closing. Section 6.01(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Parent Stockholder Approval. The Parent Stockholder Matters (other than the Parent Charter Amendment) will each have been approved by the Requisite Parent Vote. For the avoidance of doubt, (x) the approval of the Parent Charter Amendment shall not be a condition to the obligation of any party to consummate the Merger or the other transactions contemplated by this Agreement and (y) the requirement to obtain the Second Lien Approval by the Requisite Parent Vote shall not be subject to any amendment or waiver by the parties thereto and the Second Lien Agent and Second Lien Lenders shall be third party beneficiaries of this Section 6.01(b).”

Section 3. Reaffirmation. Except as expressly amended by this Amendment, the Merger Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. In the event of any conflict between this Amendment and the Merger Agreement, this Amendment shall control.

Section 4. Miscellaneous. The provisions of Article VIII of the Merger Agreement (including, without limitation, Section 8.04 (Governing Law), Section 8.05 (Submission to Jurisdiction), Section 8.06 (Waiver of Jury Trial), Section 8.07 (Notices), Section 8.14 (Counterparts; Effectiveness), and Section 8.15 (Expenses)) are hereby incorporated into this Amendment by reference, mutatis mutandis.

Section 5. Entire Amendment. This Amendment, together with the Merger Agreement (as amended hereby), constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Amendment.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

SUNIVA, INC.

By
Name:	Matt Card
Title:	President

SUNATION ENERGY, INC.

By
Name:	Scott Maskin
Title:	Chief Executive Officer

SUNATION MERGER SUB, INC.

By
Name:	Scott Maskin
Title:	Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]